kin.

OWN EQUITY IN KIN



It's Women's History Month, KINfolk! Let's Make History Together. Become an early investor in our satin empire and own equity in KIN!

INVEST NOW

KIN AT A GLANCE

FOUR YEARS, COUNTLESS MILESTONES!

$8M	60,000+	150K+

PERKS OF INVESTING EARLY

01 MORE FOR LESS

02 RISING VALUATION

03 SHAPE THE FUTURE

WE'RE SEEKING TO RAISE $500,000 IN THE NEXT 2 WEEKS

Our upcoming growth phase involves expanding into retail channels, launching larger marketing campaigns, and optimizing our site and customer experience. Join us in satin-lining the world!

I'M IN